UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

CONTAX PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ)
no. 04.032.433/0001-80

Corporate Registry ID (NIRE) 33300275410

REFERENCE FORM – Item 10

For the fiscal year ended: December 31, 2009

In compliance with CVM Instruction nº 481/2009, the Company discloses item 10 of the Reference Form of the year ended on December 31, 2009.

Contax Participações S.A	Page 1 of 43

Item 10

10.1. Executive Officers’ Comments

a) General Financial and Equity Conditions

     Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and the leader in the contact center and debt collection services with a rapidly growing portfolio, in order to become the only Business Process Outsourcing (BPO) Company with broad expertise in customer relationship management (CRM).

     The Company has shown strong growth in its operations, also increasing its levels of profitability, illustrating the healthy growth of our operations.

	In R$ Million

Indicators	2009	2008	2007	09 x 08	08 x 07	09 x 08	08 x 07

Net revenue	2,161.1	1,774.7	1,365.8	386.4	408.9	21.8%	29.9%
Net Income	139.9	92.4	47.4	47.5	45.0	51.4%	94.9%
% of Net Income	6.5%	5.2%	3.5%	1.3 p.p.	1.7 p.p.

     The operating cash flow of the Company has been showing significant growth in recent years. Net cash from operating activities was R$ 278.8 million in 2009, R$ 252.7 million in 2008 and R$ 203.2 million in 2007, representing an increase of R$ 26.1 million between 2008 and 2009 and R$ 49.5 million between 2008 and 2007. The Company honors its commitments regularly and believes that current financial resources and future generations are adequate operating cash to meet the needs for working capital, comply with third-party loans obligations and support the projected near future investments.

	In R$ Million

Indicators	2009	2008	2007	09 x 08	08 x 07	09 x 08	08 x 07

Cash and Cash
	357.9	355.9	240.3	2.0	115.6	0.6%	48.1%
Equivalents
Long Term Financial
	26.6	-	-	26.6	-.	n.a	n.a.
Investments
Debt	218.6	243.9	144.6	(25.3)	99.3	-10.4%	68.7%
Indebtness	0.64	0.86	0.52	(0.2)	0.34

     To support business growth, the Company invested more than R$ 460 million over the past three years in expanding its facilities. Shareholder's equity increased from R$ 279.2 million in 2007 to R$ 342.7 million in 2009 with cumulative growth of 22.7% .

     The Company is still seeking sources of attractive financing to support future growth opportunities and in March 2010, contracted with BNDES a new line of credit limit of R$ 323.6 million.

Contax Participações S.A	Page 2 of 43

     Management believes that the financial condition of the Company is consistent and does not offer any kind of risk to the continuity of the business.

b) Capital Structure and Possible Redemption of Shares or Quotas

     Management believes that the current capital structure, measured primarily by net debt over shareholders´ equity, presents conservative levels of leveraging.

	In R$ Million

	2009	2008	2007

Debt	218.6	243.9	144.6
Shareholders´ Equity	342.7	282.8	279.2
Operational Revenue
(ex. depreciation)	337.5	246.9	190.0

Indebtness Ratio	0.64	0.86	0.52
Operational Revenue
(ex. depreciation) / Debt	1.54	1.01	1.31

     The Company ended 2009 with a net cash1 position of R$ 165.9 million, up R$ 53.9 million when compared to 2008.

     The Company’s shareholder’s equity increased from R$ 282.8 million in December 31, 2008, to R$ 342.7 million in the same period in 2009, mainly due to the R$ 139.9 million in profit in 2009, partially compensated by the propose dividends of R$ 90.0 million.

In relations to:

(i) Possibility of redemption of share or quotas

There is no possibility of redemption of the Company´s shares other than provided by law.

(ii) Formula for calculating the redemption value

Not applicable.

     1Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and financial investments. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Contax Participações S.A	Page 3 of 43

c) Payment capacity as regards to the assumed financial obligations

     The Company has presented full capacity to honor its financial commitments, mainly due to the cash generated over the past three years, which has led not only to the capacity to meet its obligations, but also to maintain cash availability at quite significant levels, as shown in the table below:

	In R$ Million

Reconciliation of Net Cash	2009	2008	2007	09 x 08	08 x 07

(+) Cash and Cash Equivalents	357.9	355.9	240.3	0.6%	48.1%
(+) Financial Investments	26.6	-	-	n.a.	-
(-) Loans and Financing	(204.6)	(217.9)	(100.4)	-6.1%	117.0%
(-) Leasing	(14.0)	(26.0)	(44.2)	-46.2%	-41.2%

Net Cash	165.9	112.0	95.7	48.1	17.0%

     In 2009 the Company had an operating cash flow of R$ 278.8 million, while in 2008 the generation was of R$ 252.7 million, representing an increase of 10.3% . The operating cash flow for 2008 was R$ 49.5 million, or 24.4%, higher than in 2007, which totaled R$ 203.2 million.

     The Company's liquidity 2 ratios are demonstrated below:

	Consolidated

	2009	2008	2007

General Liquidity Ratio	0.89	0.85	0.91
Current Liquidity Ratio	1.04	1.27	1.29

     On December 31, 2009, 2008 and 2007, the Company did not operated with derivative financial instruments and/or market risk. In addition, the Company adopts the policy of asset and financial liabilities management that constantly seeks to optimize its profitability to a level befitting for low risk. Financial investments held in 2009 are basically remunerated by the variation of the Interbank Deposit Certificates – CDI, which are readily convertible into cash and are subject to an insignificant risk of change in value.

2 General Liquidity – is the ratio of total assets except fixed assets over total liabilities except shareholders ‘equity
  Current Liquidity – is the ratio of the total current assets over total current liabilities

Contax Participações S.A	Page 4 of 43

d) Financing for working capital and investments in non-current assets used

     Working capital is financed primarily from own resources arising out of the Company´s operating cash flow.

     Contax has a loan agreement with BNDES in the amount of R$ 216.7 million, with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

e) Financing for working capital and investments in non-current assets to be used to cover liquidity shortages

     The Company currently has no deficiency of liquidity. In a situation where resources are needed for significant investments, we believe that the Company has the capacity to contract loans on similar terms to the credit lines currently used.

f) Indebtness levels and debt description

     The level of consolidated indebtedness of the Company, which is the relationship between third party capital (loans, financing and capital lease obligations) and equity (shareholder’s equity) in the last three years were:

	In R$ Million

	2009	2008	2007

Debt	218.6	243.9	144.6
Shareholders´ Equity	342.7	282.8	279.2
Indebtness Ratio	0.64	0.86	0.52

Contax Participações S.A	Page 5 of 43

(i) Loan agreements and relevant financing contracts

Loans and Financing

		Consolidated in R$ million

BNDES -PROSOFT	Principal	Interest	Charges	Balance

Funds Raised	100.0	-	-	100.0
Amortization of the Principal	-	-	-	-
Amortization of the Interest	-	(1.5)	-	(1.5)
Amortization of the Financial Charges	-	-	1.9	1.9
				-
Balance in 31 of December 2007	100.0	(1.5)	1.9	100.4

Funds Raised	116.7	-	-	116.7
Amortization of the Principal	-	-	-	-
Amortization of the Interest	-	(13.8)	-	(13.8)
Amortization of the Financial Charges	-	-	14.7	-14.7
	-	-	-
Balance in 31 of December 2008	216.7	(15.3)	16.6	218.0

Funds Raised				-
Amortization of the Principal	(13.5)	-	-	(13.5)
Amortization of the Interest	-	(17.1)	-	(17.1)
Amortization of the Financial Charges	-	-	17.2	17.2
Balance in 31 of December 2009	203.2	(32.4)	33.8	204.6

     In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$ 216.5 million with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

     Said loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT – Company, at a rate based on the Brazilian long-term interest rate (TJLP) + 2% a.a. and the final tranche maturing in September 2013.

     In October 2007, the subsidiary received the first loan tranche, in the amount of R$ 100.0 million. In the first half of 2008, on January 28 and 30 and June 12, 2008, the second, third and fourth tranches were disbursed, in the amounts of R$ 40.0 million, R$ 10.0 million and R$ 61.8 million, respectively. On November 18, 2008, the fifth and last tranche was released in the amount of R$ 4.9 million. The loan tranches totaled R$ 216.7 million, as a result of the restated TJLP (long-term interest rate).

     The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as from October 15, 2009.

Contax Participações S.A	Page 6 of 43

     As of December 31, 2009, the maturities of the principal instalment recorded in non-current liabilities are as follows:

Principal

2011	54,182
2012	54,182
2013	40,638

149,002

     Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive (financial covenants) structures are not applicable.

Leasing Obligations

		Balance payable

Lessor	Number of installments	2009	2008

CIT	48	1,455	4,143
Unibanco	48	237	3,121
HP Financial	48	727	4881
	60	7,777	9,140
IBM Leasing	48		189
	60	3,821	4,496

		14,017	25,970

Current		10,118	16,086
Noncurrent		3,899	9,884

     Contax has several leasing agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities. It is noteworthy that the Company does not conclude new contracts for financial lease since 2006.

Contax Participações S.A	Page 7 of 43

New BNDES contract

     On March, 2010, Contax signed a new financing agreement with the Brazilian Financial Bank – BNDES, in the total of R$ 323.6 million, divided in two sub credits:

     Sub credit “A” refers to the amount of R$ 281.5 million, with the funds being available for increasing installed capacity and upgrading current facilities, improving service quality, training programs and investments related to Research & Development, within the BNDES PROSOFT- Software Industry and Correlated Services Development Program.

     Sub credit “B” refers to the amount of R$ 42.1 million, with the funds being available for the purchase of machinery and equipment that meet the criteria established by FINAME (Agência Especial de Financiamento Industrial – Special Industrial Financing Agency).

     Over the principal loan balance of sub credit “A“, the interest charged will be composed of a 1.73% p. y., as well as the Brazilian long-term interest rate (TJLP) and a surcharge of 1.0% p. y. While over the principal loan balance of sub credit “B“, the interest charged will be of 4.5% p. y.

     Repayment of the principal of the loan to the BNDES will occur in 60 monthly and successive instalments, with the first instalment due on October 15, 2011, and the last, on October 15, 2016.

     The Company offers as guarantee the financial receivables from the Service Delivery Agreement signed with Telemar Norte Leste S/A (Oi Fixa), TNL PCS S/A (Oi Móvel) and Telemar Internet Ltda. Also, it shall maintain during the term of the Contract, Coverage Ratio Debt Service equal to or greater than 1.65, being:

a) Coverage Ratio Debt Service calculated by dividing the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) by the Debt Service;

b) Earnings Before Interest, Taxes, Depreciation and Amortization –EBITDA, equivalent to operating profit before financial result, income tax and social contribution expenses and depreciation and amortization;

c) Debt Service equals the amount of debt actually paid to creditors by way of repayment of principal and interest.

To date, BNDES has not released any amount related to the new contract.

(ii) Other long-term relationships with financial institutions

In terms of debt, the only relationship between the Company and financial institutions is described in item 10.(f).(i).

Contax Participações S.A	Page 8 of 43

(iii) Subordination amongst debts

There’s no subordination amongst debt.

(iv) Any restrictions imposed on the issuer, in particular in relation to debt limits and contracting new debt, distribution of dividends, disposal of assets, the issuance of new securities and the sale of corporate control

The Company cannot, without permission of the BNDES, (i) give preference to other credits, (ii) incur in amortization of stock, issue bonds and participation certificates, (iii) take on new debt, (iv) sell or encumber the permanent assets, except for obsolete and unserviceable goods or goods that are replaced by new ones of similar purpose.

g) Use limits of the contracted loans

     The Company has fully demonstrated the application of the funds provided by the schedule of the BNDES project, with no more balance or limits remaining to be used.

h) Material changes in each line of the financial statements

Review of Financial Performance and Balanced Sheet

Analysis of the Income Statement

For the years ended on December 31, 2009, 2008 and 2007.

The table below shows a summary of the income statements, comparing the periods ended on December 31, 2007, to December 31, 2008 and December 31, 2009, with horizontal and vertical analysis:

Contax Participações S.A	Page 9 of 43

Statement of Operations for the years ended in
December 31,	Consolidated in R$ million						% Change

							2009 vs	2008 vs
	2009	Total %	2008	Total %	2007	Total %	2008	2007

Gross Operating Revenue	2,335.3		1,916.1		1,475.5		21.9%	29.9%
Deductions from Gross Revenue	(174.2)		(141.4)		(109.7)		23.2%	28.9%

Net Operating Revenue	2,161.1	100.0%	1,774.7	100.0%	1,365.8	100.0%	21.8%	29.9%
Costs of Service Rendered	(1,757.3)	-81.3%	(1,490.6)	-84.0%	(1,185.1)	-86.8%	17.9%	25.8%

Gross Operating Income (Expenses)	403.8	18.7%	284.1	16.0%	180.7	13.2%	42.1%	57.2%

Selling	(27.7)	-1.3%	(28.5)	-1.6%	(19.1)	-1.4%	-2.8%	49.2%
General and Administrative	(130.7)	-6.0%	(84.7)	-4.8%	(62.9)	-4.6%	54.3%	34.7%
Management Fees	(7.9)	-0.4%	(6.3)	-0.4%	(4.9)	-0.4%	25.4%	28.6%
Other Operating Expenses, Net	(13.5)	-0.6%	(18.6)	-1.0%	(15.6)	-1.1%	-27.4%	19.2%

	(179.8)	-8.3%	(138.1)	-7.8%	(102.5)	-7.5%	30.2%	34.7%

Operating Income Before Financial Results	224.0	10.4%	146.0	8.2%	78.2	5.7%	53.4%	86.7%
Financial Results, Net	(15.4)	-0.7%	(0.1)	0.0%	(3.5)	-0.3%	15300.0%	-97.1%

Income Before Income Tax and Social Contribution	208.6	9.7%	145.9	8.2%	74.7	5.5%	43.0%	95.3%
Income Tax and Social Contribution:
Current	(71.0)	-3.3%	(51.4)	-2.9%	(24.4)	-1.8%	38.1%	110.5%
Differed	1.7	0.1%	(2.1)	-0.1%	(2.9)	-0.2%	-181.0%	-27.6%

Net Income Before Minority Interest	139.3	6.4%	92.4	5.2%	47.4	3.5%	50.8%	95.0%
Minority Interest	0.6	0.0%	0.0	0.0%	0.0	0.0%	n.m.	-

Net Income for the year	139.9	6.5%	92.4	5.2%	47.4	3.5%	51.4%	95.0%

Net Operating Revenue (NOR)

2009 and 2008:

     Annual NOR totaled R$2,161.0 million, a hefty 21.8% up on 2008, or R$386.4 million in absolute terms, chiefly due to: i) the increased in volume of operations with existing clients (R$ 240.2 million); ii) contractual adjustments to reflect cost hikes (R$ 92.6 million); iii) new business in several segments, including retail, financial and services (R$ 34.4 million); and iv) non-recurring revenue from the adjustment of a client’s contractual scope (R$ 19.1 million). In product terms, consumer service accounted for the majority of annual NOR, with 62.8% of the total, 2.7 p.p. up on 2008, chiefly due to the entry of major new clients and the entering into force of the Customer Service Law. Telemarketing and Retention operations accounted for 16.3% of annual NOR, down by 2.0 p.p., while debt collection accounted for 15.6%, identically to last year.

2008 and 2007:

     The Net Operating Revenue in 2008 reached R$ 1,774.7 million, with a record growth in the Company’s history of 29.9% in comparison to 2007. In absolute terms, the revenue increased by R$ 408.9 million. The main drivers which contributed for such a growth were: i) the increased volume of operations with existing clients (R$ 316.8 million), especially in the telecom and financial sectors; ii) contractual price adjustments (R$ 69.3 million) to reflect cost hikes; iii) new business in several segments, including retail, financial and services (R$ 22.8 million).

Contax Participações S.A	Page 10 of 43

     In relation to products, Consumer Service represented the largest share of annual NOR, at 60.1%, followed by Telemarketing / Retention at 18.3%, and Debt Collection with 15.6% .

Costs and Expenses

     Costs and expenses totaled R$1,937.1 million in 2009, 18.9% up on the year before, reflecting the increase in operational volume, given that the vast majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, however, they fell by 2.2 p.p., from 91.8%, in 2008, to 89.6% in 2009, chiefly due to the reduction in personnel costs. This reduction reflects the gains in productivity from the more efficient use of operators’ time and accurate traffic predictions, which allowed us to operate services with fewer resources.

     Throughout 2008, Costs and Expenses totaled R$ 1,628.7, 26.5% above the prior year, reflecting the substantial increase in volume of operations that occurred in 2008.

Costs of Services Rendered

	In R$ Million

	2009	2008	2007	09 x 08	08 x 07

Personnel	1,315.5	1,110.1	863.3	18.5%	28.6%
Third-Party Services	241.3	207.7	158.3	16.2%	31.2%
Depreciation / Amortization	95.9	88.3	104.6	8.6%	-15.6%
Rental and Insurance	92.0	72.8	49.4	26.4%	47.4%
Other Inputs	12.6	11.7	9.5	7.7%	23.2%

	1,757.3	1,490.6	1,185.1	17.9%	25.8%

2009 and 2008:

     The annual Cost of Services Rendered totaled R$1,757.3 million, 17.9% up on 2008, although there was a 2.7 p.p. reduction in percentage-of-NOR terms from 84.0%, in 2008, to 81.3% in 2009, which reflects the Company’s gain in profitability.

• Personnel: increase of 18.5%, reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered (R$ 140.4 million); and ii) the pay rise resulting from the collective bargaining agreement (R$65.1 million). It is worth noting that there were gains in operational productivity, reducing these costs’ relative share of net revenue, thereby improving efficiency.

• Third-party Services: growth of 16.2%, due to the increase in costs from infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), related to the expansion of the Company’s operations and its supporting sites.

Contax Participações S.A	Page 11 of 43

• Depreciation came to R$ 95.9 million in 2009, R$ 7.6 million, or 8.6%, up on 2008, reflecting the investments throughout 2008 and 2009 to support business growth.

• Rent and Insurance: increase of 26.4%, reflecting the leasing of new sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

2008 and 2007:

     In 2008, the annual Cost of Services Rendered totaled R$ 1,490.6 million, 25.8% above 2007. As a percentage of NOR, costs fell 2.8 p.p. from 86.8% in 2007 to 84.0% in 2008, reflecting productivity gains.

• Personnel: increase of 28.6%, reflecting: i) a larger number of employees, fueled by the increase in the volume of services rendered (R$ 216.7 million); ii) the pay raise resulting from the collective bargaining agreement and adjustments to the food and health benefit agreements (R$ 30.1 million).

• Third-party Services: growth of 31.2%, due to the increase in costs from infrastructure and IT equipment maintenance, caused by the expansion of the Company’s operations. It is worth noting that in 2008 Contax expanded the number of more sophisticated workstations, which require more complete technological solutions and have higher maintenance costs, which also reflects in revenue. The main expense items were: i) R$ 22.3 million in services related to the maintenance of IT equipment (hardware and software); and ii) R$ 24.5 million in infrastructure and facilities-related services (electricity, security, cleaning, telecom and building maintenance).

• In 2008, depreciation reached R$ 88.3 million, being lower by R$ 16.3 million, or 15.6%, in relation to 2007, basically due to the adjustments that occurred in 2007, which increased depreciation by R$ 22 million in that year as a result of a revision of the working life of technological equipments and furniture. In 2008, there was no such adjustment and therefore, depreciation presented a lower value in comparison to 2007, showing a productivity gain for the Company.

• Rent and Insurance: an increase of 47.4%, reflecting the leasing of new sites and contractual adjustments, plus the rental of third-party infrastructure to meet client demand whiles the increase in own operations had not been concluded.

• Others: 23.3% growth mainly explained by the increase in acquisition costs of maintenance and infrastructure materials.

Contax Participações S.A	Page 12 of 43

Selling, General and Administrative Expenses

Consolidaded -In R$ Million

	2009	2008	2007	09 x 08	08 x 07

Personnel	74.9	55.8	42.8	34.2%	30.4%
Share-based Payment	10.0			n.a.	-
Third-Party Services	45.9	32.0	24.0	43.4%	33.3%
Depreciation / Amortization	17.6	12.6	7.2	39.7%	75.0%
Rental and Insurance	5.9	1.9	1.4	210.5%	35.7%
Other Inputs	12.0	17.2	11.5	-30.2%	49.6%

	166.3	119.5	86.9	39.2%	37.5%

2009 and 2008:

     SG&A Expenses accompanied the growth in the volume of operations, closing 2009 at R$166.3 million, 39.2% up on 2008, essentially due to the following factors: i) the R$ 19.1 million upturn in personnel expenses caused by the expansion of the management team; ii) non-recurring expenses of R$ 15.0 million from consulting services related to the strategic evaluation and the structuring of the product development area, as well as other specialized business support services, and to certain conditions in the stock option plan (further details on our financial statements); and iii) the R$ 6.5 million upturn in expenses from administrative rents and facilities due to the expansion of the business support and administration area.

2008 and 2007:

     SG&A Expenses accompanied the growth of the Company, closing 2008 at R$ 119.5 million, 37.5% higher than in 2007, essentially due to two important factors: i) a R$ 13.0 million increase in personnel expenses, due to the expansion of the Company’s management team; and ii) a R$ 8.0 million rise in third-party service expenses, chiefly related to marketing and business support specialized services expenses, as well as expenses of R$ 9.6 million with marketing and sponsorship.

Other operating revenue and expenses

     Other Operating Revenue and Expenses totaled R$ 13.5 million in 2009, R$ 5.1 million, or 27.4%, down on the previous year, primarily due to the non-recurring reversal, in 2009, of labor contingencies, thanks to the revision of the amounts provisioned out of the total amounts involved in unresolved lawsuits, which were above their historical realization average, and gains from the more efficient management of labor litigation in general, either through the elimination of causes for future litigation or due to the successful outcome of existing lawsuits.

Contax Participações S.A	Page 13 of 43

Net Financial Result

2009 and 2008:

     The Net Financial Result was a negative R$ 15.4 million in 2009, versus a negative R$ 0.1 million in the previous year. The R$ 15.3 million reduction was chiefly due to lower returns from financial investments, in turn due to the latter’s reduced volume, lower interest rates in 2009, and higher interest expenses on loans as a result of the increase in the BNDES average debt.

2008 and 2007:

     In 2008, the Net Financial Result was a negative R$ 0.1 million, versus a negative R$ 3.5 million net expense in 2007. The year-over-year change of R$ 3.4 million primarily reflects the increase in the Return on Financial Investments line (R$ 30.3 million in 2008, versus R$ 15.7 million in 2007) and the elimination of the CPMF financial transaction tax. The higher return on these financial investments was due to the upturn in cash availability along with higher interest rates. These positive effects were partially offset by higher interest expenses (R$ 14.7 million in 2008, versus R$ 1.9 million in 2007), caused by the higher BNDES debt balance.

Net Income

2009 and 2008:

     Contax posted 2009 Net Income of R$139.9 million, R$47.5 million, or 51.4%, up on 2008, mainly driven by the increase in net income of R$ 386.4 million, offset by an increase in cost of services and expenditure in general in the amount of R$ 308.4 million, as previously detailed, partially offset by the R$ 15.3 million reduction in the financial result, and the R$ 15.8 million increase in income and social contribution taxes due to higher taxable income.

2008 and 2007:

     Contax posted Net Income in 2008 of R$ 92.4 million, R$ 45.0 million, or 95.0%, higher than in 2007, due to: i) a higher volume in operations, which pushed operational revenue up by R$ 67.8 million; ii) better financial result by R$ 3.4 million. These effects were partially offset by an R$ 26.2 million increase in income and social contribution taxes due to the growth in taxable income.

Contax Participações S.A	Page 14 of 43

Analysis of the Balance Sheet

				Consolidaded - In R$ Million				% Variation

Assets	2009	% total	2008	% total	2007	% total	2009/2008	2008/2007

Current Assets
Cash and Cash Equivalents	357.9	31.6%	355.9	35.9%	240.3	32.3%	0.6%	48.1%
Accounts Receivable	128.5	11.4%	102.1	10.3%	84.9	11.4%	25.8%	20.4%
Deferred and Recoverable Taxes	73.3	6.5%	57.5	5.8%	43.0	5.8%	27.5%	33.7%
Prepaid Expenses and Other Assets	18.6	1.6%	8.6	0.9%	6.0	0.8%	117.0%	42.0%

Total Current Assets	578.3	51.1%	524.1	52.8%	374.2	50.3%	10.3%	40.1%

Non-Current Assets
Long-Term Assets
Court Deposits	53.4	4.7%	35.3	3.6%	17.8	2.4%	51.1%	98.7%
Financial Investments	26.6	2.4%	0.0	0.0%	0.0	0.0%	n.m.	n.m.
Deferred and Recoverable Taxes	26.9	2.4%	25.4	2.6%	17.6	2.4%	6.1%	44.3%
Credits Receivable	11.4	1.0%	17.5	1.8%	11.7	1.6%	-35.0%	50.1%
Other Assets	1.3	0.1%	1.1	0.1%	0.8	0.1%	15.9%	32.2%

Total Long-Term Assets	119.6	10.6%	79.3	8.0%	47.9	6.4%	50.7%	65.7%

Permanent Assets
Property, Plant and Equipment	352.5	31.2%	304.8	30.7%	254.5	34.2%	15.6%	19.8%
Intangible Assets	80.5	7.1%	84.5	8.5%	68.0	9.1%	-4.8%	24.3%

Total Permanent Assets	552.6	48.9%	468.6	47.2%	370.3	49.7%	17.9%	26.5%

Total Assets	1,130.9	100.0%	992.7	100.0%	744.5	100.0%	13.9%	33.3%

The ownership structure of the groups that make up the Assets account remained virtually the same in the years 2007, 2008 and 2009, being the ratio of current assets, noncurrent and permanent assets, over the total assets, approximately 50% 10% and 40%, respectively.

Considerations regarding the main Assets accounts:

i. Cash and cash equivalents and securities

	Consolidaded -In R$ Million

	2009	2008	2007	09 x 08	08 x 07

Cash and Cash Equivalents	14.5	6.3	114.4	128.8%	-94.5%
Financial Investments	343.4	349.6	125.9	-1.8%	177.7%
Long-Term Investments	26.6			n.a.	-

	384.5	355.9	240.3	8.0%	48.1%

2009 and 2008:

     Cash and Cash Equivalents and Financial Investments closed 2009 at R$ 384.5 million, R$ 28.6 million, or 8.0%, higher than at the end of 2008, reflecting operating cash flow of R$ 278.8 million, partially offset by cash expenditure of R$ 158.9 million on the investment program, dividend payments of R$ 49.4 million, by escrow deposits made in 2009 of R$ 16.5 million and net disbursements of R$ 25.2 million in cash flow from financing activities, chiefly the result of debt amortizations.

Contax Participações S.A	Page 15 of 43

2008 and 2007:

     Cash and cash equivalents closed 2008 at R$ 355.9 million, R$ 115.6 million or 48.1% up on the year before, primarily due to: i) operating cash flow of R$ 252.7 million; ii) cash expenditure of R$ 167.9 million on the investment program; iii) R$ 99.3 million in cash flow from financing activities; iv) by escrow deposits made in 2008 of R$ 16.7 million; and v) shareholder payments of R$ 51.9 million, involving dividends, the share buy-back program and the auction of share fractions.

ii. Accounts receivable

	Consolidaded -In R$ Million

	2009	2008	2007	09 x 08	08 x 07

Clients
Related Parties	16.0	12.1	6.3	32.0%	91.7%
Other Clients (Third Parties)	112.5	93.5	82.6	20.3%	13.2%
Allowance for Doubtful
Accounts	-	(3.5)	(4.0)	-100.0%	13.8%

	128.5	102.1	84.9	25.8%	20.4%

2009 and 2008:

     The growth in accounts receivable in December 31, 2009 of 25.8%, compared with the same base date of 2008, is mainly related with the increase in 21.9% of revenue in 2009.

     Contax provides services to large corporate companies in the financial, telecommunications and retail sectors, which reduces the risk of default. The Company has rather low historical rates of default.

     During the year 2009, due to the failure in recovery of the debt through administrative and judicial collection, Contax made the write-off of the provision for doubtful accounts and the balance of accounts receivable. That provision had been formed in late 2007, and since then, all of the appropriate collection efforts were carried out, with all legal resources being exhausted.

2008 and 2007:

     The accounts receivable in 2008 grew R$ 17.2 million, corresponding to 20.4% when compared with the same base date of 2007, mainly due to the increase of net revenue in 2008, which was 29.9% higher than in 2007.

     In 2007, a provision for doubtful accounts amounting to R$ 4.0 million was constituted, due to customers who had defaults in the exercise itself.

Contax Participações S.A	Page 16 of 43

iii. Property, plant and equipment and intangible assets

	Consolidaded -In R$ Million

	Property, Plant and Equipment	Intangible	Total

Balance on 12/31/07	254.5	68.0	322.5
Additions	128.8	39.1	167.9
Depreciation / Amortization	(78.2)	(22.6)	(100.8)
Write-off	(0.3)	-	(0.3)

Balance on 12/31/08	304.8	84.5	389.3

Additions	135.3	23.6	158.9
Depreciation / Amortization	(85.9)	(27.6)	(113.5)
Write-off	(1.7)	-	(1.7)

Balance on 12/31/09	352.5	80.5	433.0

2009 and 2008:

     Annual investments totaled R$ 158.9 million, R$ 9.0 million, or 5.4%, less than in 2008, most of which went to support business growth through the construction of new sites (in Pernambuco, São Paulo, Rio de Janeiro and Rio Grande do Sul) and to technology, for new operations and for the internalization of services previously handled by third parties, which were hired by Contax, while it concluded the preparation of its own new sites.

2008 and 2007:

     In 2008, Contax’s investments totaled R$ 167.9 million, an increase of 25.8% over 2007. This growth is explained mainly by the continuous expansion of the Company.

     Of the 2008 total, R$ 135.3 million went to business Growth; R$ 23.9 million to Reinvestments in technology and infrastructure; and R$ 8.7 million to Quality and Productivity projects.

Contax Participações S.A	Page 17 of 43

	Consolidaded - In R$ Million						% Variation

Liabilities and Shareholders´ Equity	2009	% total	2008	% total	2007	% total	2009/2008	2008/2007

Current Liabilities
Loans and Financing	55.1	4.9%	14.2	1.4%	0.3	0.0%	288.0%	4633.3%
Suppliers	77.0	6.8%	76.8	7.7%	72.5	9.7%	0.3%	5.9%
Payroll and Related Charges	197.8	17.5%	181.9	18.3%	143.3	19.2%	8.7%	26.9%
Leasing	10.1	0.9%	16.1	1.6%	18.2	2.4%	-37.3%	-11.5%
Taxes Payable	92.7	8.2%	68.7	6.9%	39.0	5.2%	34.9%	76.2%
Proposed Dividends	92.2	8.2%	51.4	5.2%	14.3	1.9%	79.4%	259.4%
Other Liabilities	31.3	2.8%	2.2	0.2%	2.5	0.3%	1322.7%	-12.0%

Total Current Liabilities	556.2	49.2%	411.3	41.4%	290.1	39.0%	35.2%	41.8%

Non-Current Liabilities
Long-Term Liabilities
Loans and Financing	149.5	13.2%	203.7	20.5%	100.1	13.4%	-26.6%	103.5%
Provisions for Contigencies	59.9	5.3%	64.2	6.5%	46.9	6.3%	-6.7%	36.9%
Leasing	3.9	0.3%	9.9	1.0%	26.0	3.5%	-60.6%	-61.9%
Taxes Payable	1.0	0.1%	1.8	0.2%	2.3	0.3%	-44.4%	-21.7%
Transfer to Shareholders	16.3	1.4%	16.9	1.7%	0.0	0.0%	-3.6%	-

Total Long-Term Liabilities	230.6	20.4%	296.5	29.9%	175.3	23.5%	-22.2%	69.1%

Minority Interest	1.4	0.1%	2.1	0.2%	0.0	0.0%	-33.3%	-

Shareholders´ Equity
Capital Stock	223.9	19.8%	223.9	22.6%	223.9	30.1%	0.0%	0.0%
Capital Reserve	19.7	1.7%	9.3	0.9%	9.3	1.2%	111.3%	0.0%
Profit Reserves	109.8	9.7%	110.5	11.1%	68.0	9.1%	-0.6%	62.5%
Treasury Shares	(10.7)	-0.9%	(49.8)	-5.0%	(10.9)	-1.5%	-78.5%	356.9%
Accumulated Losses	-	0.0%	(11.1)	-1.1%	(11.1)	-1.5%	-100.0%	0.0%

Total Shareholders´ Equity	342.7	30.3%	282.8	28.5%	279.2	37.5%	21.2%	1.3%

Total Liabilities and Shareholders´ Equity	1,130.9	100.0%	992.7	100.0%	744.6	100.0%	13.9%	33.3%

The ownership structure of the account groups making up the Liabilities and Shareholders' equity presented variation between December 31, 2007, 2008 and 2009. The ratio of current liabilities over total liabilities increased from 39.0% in December 31, 2007 to 49.2% in December 31, 2009. The main factors contributing to this change in ownership structure were: (i) the transfer of maturing short-term debt of the BNDES loan (end of the 2-year grace period on September 2009), from noncurrent liabilities to current liabilities, and (ii) higher dividends in recent years, going from R$ 13.4 million in 2007 to R$ 90 million in 2009.

Considerations regarding the main Liabilities accounts:

i. Loans and financing and leasing

	Consolidaded - In R$ Million

Purpose	2009	2008	2007	2009 vs 2008	2008 vs 2007

BNDES (operation
expansion and upgrade)	204.6	217.9	100.4	-6.1%	117.0%
Leasing	14.0	26.0	44.2	-46.0%	-41.2%

	218.6	243.9	144.6	-10.4%	68.6%

Current	65.2	30.2	18.5
Long-Term	153.4	213.6	126.1

Contax Participações S.A	Page 18 of 43

2009 and 2008:

     Gross debt closed 2009 at R$218.6 million, R$25.3 million down on December 2008, essentially due to the amortization of BNDES loan instalments and leasing contracts.

2008 and 2007:

     Gross Debt closed 2008 at R$ 243.9 million, R$ 99.3 million higher than 2007, essentially due to the release of R$ 116.7 million in BNDES funding for the investment program and the amortization of lease agreements totaling R$ 18.2 million.

ii. Taxes payable

	Consolidaded - In R$ Million

	2009	2008	2007	2009 vs 2008	2008 vs 2007

Current
Income Tax and Social
Contribution	71.0	51.3	24.8	38.3%	106.8%
ISS	12.6	9.8	8.3	28.7%	18.3%
PIS and COFINS	8.3	6.8	5.1	21.4%	33.9%
Social Security Paid in Installments	0.8	0.8	0.8	0.0%	0.0%

	92.7	68.7	39.0	34.8%	76.3%

Long-Term
Social Security Paid in Installments	1.0	1.8	2.3	-44.3%	-23.7%

2009 and 2008:

     The increase in taxes payable related to billing (ISS – Service Tax; PIS – Social Integration Program; and COFINS – Social Security Financing Contribution) is directly related to last year’s 21.9% increase in billing. The income tax and social contribution are related to the growth of taxable income. Income tax and social contribution instalments paid in advance during the year, are recorded in current assets, under item deferred and recoverable taxes, and amounted to R$ 59.2 million in December 31, 2009 and R$ 44.3 million in December 31, 2008.

2008 and 2007:

     The taxes payable related to billing (ISS – Service Tax; PIS – Social Integration Program; and COFINS – Social Security Financing Contribution) remained the same in 2008 and 2007, while the increase in the balance of these taxes are directly related to the growth in billing. The income tax and social contribution increase are related to the growth of taxable income, as well as, the end in August of 2008, of the net tax loss of income tax and social contribution negative basis, which were being monthly compensated. Income tax and social contribution instalments paid in advance during the year, are recorded in current assets, under item deferred and recoverable taxes, and amounted to R$ 44.3 million in December 31, 2008 and R$ 23.6 million in December 31, 2007.

Contax Participações S.A	Page 19 of 43

iii. Payroll and related charges

2009 and 2008:

     Payroll and related charges has been increasing due to a higher number of employees (78.2 thousand in December 2009 against 74.5 thousand in December 2008, an increase of 5.0%), due to the increase in the volume of services and to the adjustments in wage and benefits relating to collective agreements.

2008 and 2007:

     Payroll and related charges has been increasing due to a higher number of employees (74.5 thousand in December 2008 against 61.6 thousand in December 2007, an increase of 20.9%), due to the increase in the volume of services and to the adjustments in wage and benefits relating to collective agreements.

iv. Contingencies

	Consolidaded -In R$ Million

	2009	2008	2007	09 vs. 08	08 vs. 07

Tax
INSS	0.1	5.8	5.2	-97.9%	11.7%
PIS/COFINS	8.5	4.2	1.5	101.9%	182.6%
CSLL	0.1	-	-	n.a.	-
Tax on Services - ISS	2.2	1.9	1.1	16.2%	76.2%

	10.9	11.9	7.8	-8.2%	53.4%

Labor	48.4	51.7	39.0	-6.4%	32.6%
Civil	0.6	0.6	0.1	7.4%	343.9%

	59.9	64.2	46.9	-6.6%	36.9%

Contax Participações S.A	Page 20 of 43

2009 and 2008:

     The total balance for contingencies in December 31, 2009, was reduced by R$ 4.3 million in regards to December 31, 2008, due to the following factors:

Main effects of tax contingencies

• in November 2009, Contax opted for paying in cash the amount of R$ 4.6 million related to the debts that were provisioned in the amount of R$ 6.8 million (updated until the settlement date), in view of the contributions to SENAC and SEBRAE, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Welfare Fund) payment table and social security charges related to day-care assistance, taking advantage of the benefits of Law 11,941/09 (novo Refis);

• provisioned amount of R$ 4.3 million, related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041 -3/DF with the Federal Regional Court of the 1st region.

Main effects of labor contingencies

• on September 30, 2009, Contax reviewed analytically all of its labor outstanding claims, which resulted in a reversal of the liabilities provision in the amount of R$ 11.8 million, with R$ 7.6 million expensed against credits receivable with Telemar Norte Leste S/A (“Oi Fixa”) and R$ 4.2 million expensed against income.

• establishment of new provisions, net from the one’s reversed, in the amount of R$ 8.5 million in regards to new labor claims.

2008 and 2007:

     The total balance for contingencies in December 31, 2008, increased by R$ 17.3 million in regards to December 31, 2007, due to the following factors:

• contingent of new provisions in the amount of R$ 2.7 million, related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance relief until decision of bill of review 2007.01.00.017041 -3/DF with the Regional Court of the 1st region.

Contax Participações S.A	Page 21 of 43

• establishment of new provisions, net from the one’s reversed, in the amount of R$ 12.7 million in regards to new labor claims.

Contingent liabilities classified as possible losses

     On December 31, 2009, the Company has contingent tax and civil liabilities in the amounts of R$ 37.7 million and R$ 5.0 million, respectively (2008 – R$ 36.7 million and R$ 0.6 million, respectively). These amounts are not provisioned due to the fact that Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible or remote.

     On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Employee Severance Indemnity Fund) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’ employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

     The Management, based on the opinion of its external legal counsel, considers the likelihood of loss as possible and did not record any provision for eventual unfavourable outcomes.

10.2. Executive Officer´s Comments

a) Company’s Operational Results:

i. Description of the major revenue components

     Contax operates predominantly in the customer service, debt collection, telemarketing, retention, backoffice and technology service segments. The Company has 71 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others.

     In product terms, consumer service accounted for the majority of the net operating revenue in 2009, with 62.8% of the total (60.1% in 2008). Telemarketing/Retention and Debt Collection accounted for 16.3% and 15.6% of the NOR for 2009 (18.3% and 15.6% of the NOR for 2008), respectively.

     In 2007, the Consumer Service, Telemarketing/Retention and Debt Collection operations represented 59.9%, 17.1% and 16.9% of NOR, respectively.

Contax Participações S.A	Page 22 of 43

ii. Factors that materially affected the operating results

     During 2009, there was no occurrence of factors that would materially affect the Company's operating result. Nevertheless, the risks inherent in the business remains being the demand from our contractors, the management of employees and new regulations that may arise, thus limiting the scope of performance of the Company.

b) Variations in revenue attributable to changes in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

     The Company’s result is significantly affected by the following factors, amongst others:

• Acquisition or Loss of a Major Client;
• Fluctuations in demand for our Services;
• Our Ability to Pass Through to Our Clients Increases in Total Costs; and
• Success or Failure with Respect to Our Performance-Based Services.

Acquisition or Loss of a Major Client

     The acquisition or loss of a major client may have a significant effect on our results. Beginning operations under a new contract may adversely impact our results, since we have start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely affect our results, as we would incur costs to terminate employees and reallocate assets, as well as suffer lower utilization rates of our facilities.

Fluctuations in Demand for Our Services

     The increase and decrease of services required by our major clients has a significant impact on our results, particularly as such fluctuations affect capacity utilization rates. The growth of our clients' customer bases can increase the overall need for contact center services, such as customer service, telemarketing, collection and retention. If our clients' customer base erode or other events occur, such as increased automated customer service, a decrease in call volume and/or speaking time and, consequently, a decrease in our revenues could result.

Our Ability to Pass Through to Our Clients Increases in Total Costs

     Our ability to obtain rate adjustments to compensate for increased costs is a significant factor in our results. Our business is very labor intensive and personnel costs are among the key factors impacting our costs. These costs include wages, costs of employee benefits and payroll taxes. For 2009, personnel costs accounted for 74.8% of our total costs, while the remaining 25.2% represented costs associated with third-party services (13.7%), depreciation and amortization (5.5%) and our facilities (5.2%) .

Contax Participações S.A	Page 23 of 43

     Our annual collective labor negotiations involve the discussion of compensation and benefits. To protect against cost increases related to telecommunications, energy and our leased facilities as well as the impact of inflation, most of our contracts have annual rate adjustment clauses that allow for price increases to cover any such cost escalation. We may decide not to exercise the right to adjust prices fully in view of competitive conditions and/or other client relationship issues.

Success or Failure with Respect to Our Performance-Based Services

     Approximately 31.9% of our net revenues in 2009 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services. Performance targets include successful sales and collection percentages on bad debt, among other performance indicators. For example, if we are able to collect more money in a given month, our revenue for such debt collection services rendered can be significantly higher and thus more profitable. Our success or failure on such performance-based services can significantly impact our results in any given period.

c) Effects from inflation, changes in the price of the main inputs and products, and foreign exchange and interest rates against the issuer´s operational and financial results

     Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy, the securities market, the Company’s business and operations, as well as, the market price of its shares.

     Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist. Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the ¥ndice Geral de Preços Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 7.7%, 9.8% and 1.7% in 2007, 2008 and 2009, respectively. According to the ¥ndice Geral de Preços - Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 7.9%, 9.1% and 1.4% in 2007, 2008 and 2009, respectively. According to the ¥ndice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 4.5%, 5.9% and 4.3% in 2007, 2008 and 2009, respectively.

     The Long Term Interest rate – TJLP (Taxa de Juros de Longo Prazo) is the interest rate used in the BNDES loan agreement, and after the economic crisis that occurred between 2008 and 2009, the yearly rate for 2009 is of 6.00% (6.25% in 2008).

Contax Participações S.A	Page 24 of 43

10.3. Material events and effects on the Company´s financial statements and results

a) Introduction or disposal of an operational segment

Not applicable.

b) Formation, acquisition or disposal of shareholding interest

The Company has not purchased or sold equity interest that could materially affect the financial statements.

c) Unusual events or transactions

Not applicable.

10.4. Executive Officer´s comments

a) Significant changes in accounting practices

     On December 28, 2007, Law 11,638/07 was enacted, which modified and introduced new provisions to Law 6,404/76. Said Law establishes several amendments to accounting and the preparation of financial statements, aiming at aligning them with the international financial reporting standards (IFRS), applicable to corporations and large-sized companies. The main amendments introduced by Law 11,638/07 took effect as of January 1, 2008.

     On December 3, 2008, the Provisional Measure 449/08 (MP 449/08) was enacted and as an act of law established the Transition Tax Regime (RTT) when calculating taxable income referring to taxes adjustment deriving from the new accounting methods and criteria introduced by Law 11,638/07, besides introducing few amendments to Law 6,404/76. The Provisional Measure 449/08 was converted into the Law 11,941/09 on May 28, 2009.

     The changes in the Corporation Law brought the following impacts to the Company’s financial statements:

(i) Replacement of the Statements of Changes in Financial Position for the Statement of Cash Flow.

Contax Participações S.A	Page 25 of 43

(ii) Classification and measurement of the financial instruments: in line with international standards, the Company classified the financial instruments in three categories: for trading, available for sale and held to maturity. The financial assets classified as for trading are recognized at their fair value affecting the result. The financial assets classified as available for sale are recognized at their fair value impacting a specific shareholders’ equity account ("Assets Valuation Adjustments"). Financial assets classified as held to maturity are recorded at amortized cost, plus earnings.

(iii) Introduction of the concept of Present Value Adjustment for asset and liability transactions deriving from long-term operations and, when there is material effect, to other operations. On December 31, 2009, the Company had no asset and liability transactions deriving from long-term operations which could generate present value adjustment.

(iv) Law 11,638/07 also determines that the Company, periodically carries out an assessment to verify the recovery level of the amounts recorded under property, plant and equipment, intangible assets and deferred assets. Whenever events or changes in circumstances indicate that the book value of property, plant and equipment and other noncurrent assets with defined economic useful life (including intangible assets) cannot be recovered using future cash flows, the Company reviews the calculation of recoverable value to verify permanent losses. The Company did not verified loss indicators on the date of its financial statements.

(v) Pursuant to Law 11,638/07, shareholders’ equity shall be divided into: capital stock, capital reserves, assets valuation adjustments, profit reserves and treasury shares.

(vi) Leasing: as per amendment to article 179, set forth by Law 11,638/07, the assets deriving from leasing operations, intended to maintain Contax’s activities, were recorded under property, plant and equipment and its payable balance, under item “Leasing”.

(vii) Stock option plan: the Company now recognizes in the income for the year the plan’s fair value assessed on the date shares were granted according to the stock option plan, during the period in which this right is acquired.

     The financial statements related to the year ended December 31, 2008 were the first to include the full accounting changes introduced by these new laws.

b) Significant effects of the changes in accounting practices:

     As allowed by Pronouncement CPC 13 – First-Time Adoption of Law 11,638/07 and Provisional Measure 449/08, the Company's management chooses to re-present comparable figures adjusted as per rule NPC 12 – Accounting Practices, Changes in Estimates and Error Correction. Changes in accounting practices described above affect the shareholder’s equity and income for the year 2007, in the amount indicated below:

Contax Participações S.A	Page 26 of 43

	In R$ million

	Shareholders´ Equity

		Results in
	December 31, 2007	2007

Balance Originally Presented	290.3	54.0

Property, Plant and Equipment	(48.9)	(27.5)
Leasing	38.0	21.1
Stock Option Plan	(0.2)	(0.2)

Balance in accordance to Law nº 11,638/07	279.2	47.4

c) Exceptions and emphasis paragraph included in the auditor´s opinion

     The Company has no history of reservations and / or emphases in the opinions issued by independent auditors.

10.5. Company´s main accounting policies

The critical accounting policies adopted by the Company and its subsidiaries in the preparation of financial statements are described below:

(a) Use of estimates

Preparing the financial statements require that the Management makes estimates and judgments related to the record and disclosure of assets and liabilities, among them: (a) estimates of the financial instruments’ fair value, (b) allowance for doubtful accounts, (c) determination of provision for income tax, (d) probable realization amounts of deferred income tax, assets and liabilities, (e) recoverable value and determination of property, plant and equipment useful life, (f) provision for contingencies and (g) revenues and expenses. The effective results may differ from these estimates and judgments carried out by the Management.

(b) Taxes

Income tax and social contribution – Deferred

Deferred income tax and social contribution are recorded as tax credits or debits under current and non-current assets and are recognized over tax losses, the negative basis of social contribution on net income and temporary differences between accounting income and assessed income for taxation purposes, to the extent that their realization is deemed as probable. In the event the realization of deferred asset taxes is unlikely, no accounting recognition is carried out. Both taxes losses and negative basis of social contribution have no limitation period, however, its payment is limited to 30% of deferred taxable income.

Contax Participações S.A	Page 27 of 43

The Company has carried out technical studies covering the generation of future results in compliance with Management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's management bodies.

(c) Impairment

Whenever events or changes in circumstances indicate that the book value of property, plant and equipment and of other non-current assets with defined economic useful lives (including intangible assets) may not be recoverable, based on future cash flows, the Company reviews the recoverable value calculation in order to verify possible losses deemed as permanent. In case said events take place, the review of recoverable values shall be conducted regarding the unit which generates the cash to which the assets belong.

When a loss is verified, that is, when the book value of an asset exceeds its future cash flows, an allowance for loss shall be recorded in the income for the year, reflecting the difference of between the asset's book and recoverable values.

The recoverable value is the greatest amount between the fair value less the settlement costs and the value of the asset in use. When evaluating the value in use, the future cash flow is discounted at the present value using a discount rate before income tax and social contribution. This reflects the current market evaluation of money value in time and specific risks concerning assets to which there were no adjustments at estimate cash flow.

The Company’s Management has not identified any evidence that could justify the need of recording a provision for asset impairment on December 31, 2009 and 2008.

(d) Provision for contingencies (tax, civil and labor risks)

The preparation of our consolidated financial statements requires us to make estimates and assumptions regarding contingencies that could affect our financial condition or lead to changes in the real value of liabilities at the date of the financial statements and accounting costs incurred during the reported period.

They are recorded and restated up to the balance sheet dates by the probable loss amount, observed their nature and supported by the Company’s and its subsidiaries outside legal advisors. Continuously we evaluate the provisions for contingencies based on changes to relevant facts, circumstances and events, such as judgments, which can affect our estimates, which in turn could have a significant impact on our results of operations and shareholders' equity. Although Management believes that the current provisions for contingencies are adequate, there is no guarantee that these factors will not change in the future.

Contax Participações S.A	Page 28 of 43

(e) Provisions

Provisions are recognized in the financial statements when the Company and its subsidiaries have liabilities whose terms and values are uncertain or are recorded as result of a past event that is likely to demand the use of financial funds to pay said liability in the future.

(f) Stock Option Plan

The Company offers to its managers and executive officers a stock option plan. Contax Participações S.A.’s Stock Option Plan (“Stock Option”), started in 2007 and expects the annual realization of four equal and annual tranches. Each annual tranche may be either totally or partially exercised up to the final term of October 2014.

On the date of financial statements preparation, the Company revises its estimates on the amount of option whose rights should be acquired based on said conditions and recognizes the impact of these initial estimates revisions, in case they should happen, in the statement of income, in counter entry to shareholders’ equity, in accordance with the criteria established in CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment.

10.6. Internal controls adopted to assure the preparation of reliable financial statements

a) Level of efficiency of such controls, indicating the possible weaknesses and measures adopted to resolve them

     The Company has internal controls with sufficient degree of efficiency to ensure the adequacy and reliability of its financial statements.

     The Company's Internal Audit reports directly to the Presidency and has as its mission the continuous improvement of corporate governance practices as well as the mapping and control of all key risks inherent in the goals set for the business.Every year, works designed for the analysis of internal control over financial statements (ICFR) in each of the areas and key processes.

Contax Participações S.A	Page 29 of 43

     The Company continues to invest in new technologies and development of its employees in order to constantly improve its internal controls.

     The main systems that support the financial statements are: SAP (Accounting) and FPW (Payroll - that supplies the accounting system) and are continuously monitored and audited.

     Internal Audit has not identified any significant deficiency or material weakness to be reported.

b) Weaknesses and recommendations on the internal controls included in the independent auditor´s report

     The independent auditors did not identify significant deficiencies in internal controls of the Company with respect to the years ended December 31, 2008 and 2007 and with respect to a limited review of the quarters of 2009.

     The current auditors have not referred a report of recommendations on internal controls relating to December 31, 2009.

10.7. Aspects related to possible public offerings for the distribution of marketable securities

a) Allocation of the proceeds from the offering

The Company has not made a public offer of securities in the last three years. In addition, the Company was listed on the Bovespa in 2005 after its spin-off from Telemar and not through a public stock offering, so no financial resource was received it.

b) In the event of significant deviations between the effective allocation of the proceeds and the proposals for allocation disclosed in the prospectuses of the respective distributions

Not applicable, as mentioned on item a.

c) In the event of deviations, the reasons for such deviations

Not applicable, as mentioned on item a.

Contax Participações S.A	Page 30 of 43

10.8. Material items not recorded in the Company's financial statements

a) Assets and liabilities held by the Company, directly or indirectly, not included in the balance sheet (including leasing, assets and liabilities, receivables portfolios in which the company is subject to risks and responsabilities, indicating the respective liabilities, agreements for the future purchase and sale of products or services, construction agreements not terminated and future loan agreements)

The Company does not have any relevant items that are not stated in its financial statements.

b) Other items not recorded in the financial statements

Not applicable.

10.9. As regards to each one of the items not recorded in the financial statements indicated in item 10.8

a) How such items change or may change the revenues, expenses, operational results, financial expenses or other items of the Company´s financial statements

Not applicable.

b) Nature and purpose of the operation

Not applicable.

c) Nature and value of the obligations assumed and of the rights generated on behalf of the issuer in connection with the operation

Not applicable.

10.10. Company´s main business plan elements

a) Investments (including the quantitative and qualitative description of the investments in progress and estimated investments, financing sources of relevant investments and divestments in progress and estimated divestments)

Contax Participações S.A	Page 31 of 43

Current Investments

     Annual investments in 2009 totaled R$ 158.9 million, R$ 9.0 million, or 5.4%, less than in 2008, most of which went to support business growth through the construction of new sites (in Pernambuco, São Paulo, Rio de Janeiro and Rio Grande do Sul) and to technology, for new operations and for the internalization of services previously handled by third parties.

	Consolidaded -In R$ Million

	2009	2008	2007	09 vs. 08	08 vs. 07

Growth Revenue	146.9	135.3	115.2	8.6%	17.4%
Reinvestments	9.0	23.9	13.3	-62.5%	80.2%
Others	3.0	8.7	4.9	-65.4%	76.7%

Total Investments	158.9	167.9	133.4	-5.4%	25.9%

Planned Investment

     The Company does not provide guidance for investments to be made in 2010 and in the coming periods.

     Currently, the company uses its cash and its cash generating capacity, as well as existing funding line with BNDES to finance their investment needs. However, in the future, if necessary, the Company can continue to expand through new lines of financing from development banks.

Divestitures relevant ongoing and planned divestitures

There are no planned divestments by the Company.

b) Acquisitions already disclosed of blueprints, equipment, patents or other assets which may materially affect the Company´s production capacity

     There are no acquisition of plant, equipment, patents or other assets that may come to materially affect the productive capacity of the Company that were not widely disseminated during the period or that will affect 2010 and the coming years that may be announced today.

     In 2009, Contax has increased in five new sites its service capacity by making investments towards business growth and maintaining the current volume.

The following table shows the investments made during the periods indicated:

Contax Participações S.A	Page 32 of 43

	Consolidaded -In R$ Million

	2009	2008	2007	09 vs. 08	08 vs. 07

Telecommunications and IT systems	68.8	110.5	76.7	-37.8%	44.2%
Facilities on Third-Party Premises	60.4	31.3	33.3	92.8%	-5.9%
Furniture, Fixtures and Fittings	12.0	16.5	12.2	-27.4%	35.0%
Other Assets	17.7	9.6	11.2	85.2%	-14.8%

Total Investments	158.9	167.9	133.4	-5.4%	25.9%

c) New products and services

Not applicable.

(i) Description of ongoing research already disclosed

Not applicable.

(ii) Total amounts spent by the issuer in research to develop new products or services

Not applicable.

(iii) Projects in development already disclosed

     Contax works to expand services in specific sectors, where its market share is still small. This applies, for instance, for sectors like government, for which we are researching and structuring differentiated solutions.

     The outlook also points to the performance of new service lines that more closely resemble the profile of the Company and its key competencies. In addition to the Technology services, conducted since 2009 by the subsidiary TODO!, other segments such as sales presence and back-office in a more structured and intensified manner are amongst those defined by the Company for a more significant approach in the coming years, whether it may be in Service, Sales, Credit or Debt Collection sectors.

(iv) Total amounts spent by the issuer in the development of new products or services

Not applicable.

Contax Participações S.A	Page 33 of 43

10.11. Other factors which affected significantly the operational performance and were not identified or commented on the other items of this section

     There are no other factors that materially influenced the operational performance of the Company and which have not been identified or commented on other items in this section (Section 10).

Contax Participações S.A	Page 34 of 43

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

CONTAX PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ)
 no. 04.032.433/0001-80

Corporate Registry ID (NIRE) 33300275410

REFERENCE FORM – Item 9

For the fiscal year ended: December 31, 2009

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

In compliance with CVM Instruction nº 481/2009, the Company discloses the proposal for the allocation of the net revenue for the year ended on December 31, 2009.

Contax Participações S.A	Page 35 of 43

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

1.	Net income of the fiscal year:

Net income was R$ 139,915,526.10

2.	Total amount and amount per share of dividends, including interim dividends and interest on net equity (JCP):

Total dividends	R$	90,000,000.00
Dividends per share	R$[3]	1.52

3.	Percentage of the net income of the fiscal year paid:

Management´s proposal is equivalent to 64.3% of the net income for the year. In regards to adjusted income (after the legal reserve), the payout is equivalent to 73.5% .

4.	Total amount and amount per share of dividends paid based on net incomes of preceding fiscal years:

Not applicable.

5.	After deduction of interim dividends and interest on net equity, information on:

a. Gross amount of dividend and of interest on net equity in a segregated form, per share of each share type and class

All proposed amount is derived only from dividends: (R$ 90,000,000.00)

b. Term and conditions of payment of dividends and interest on net equity

Dividends will be credited to the accounts of shareholders who have updated records at the Banco do Brasil or who hold shares in brokerage registered at CBLC. The others, should seek an agency of the Banco do Brasil to carry out the withdrawal.

3  Based on total shares excluding treasury in December 31, 2009, but considering the effects of the reverse split and split that occurred on January 18, 2010.

Contax Participações S.A	Page 36 of 43

Payment is expected to take place starting on May 31, 2010, which is subject to change depending on approval by the General Shareholder’s Meeting.

c. Monetary adjustment and interest on dividends and on interest on net equity.

The dividends will be corrected by applying the Reference Rate (RT) from January 01, 2010 until the start date of the payments.

d. Date of statement of the dividends and interest on net equity payment for purposes of identifying the shareholders entitled to such payment.

The day prior to the payment, in this case, May 30, 2010. This date is subject to change depending on what’s approved in the General Shareholder’s Meeting.

6.	In the event dividends or interest on net equity has been paid against net incomes registered in half-yearly balance sheets or balance sheets prepared in shorter periods:

a. Amount of dividends or interest on net equity paid

Not applicable

b. Payment date

Not applicable

Contax Participações S.A	Page 37 of 43

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

7.	Comparative table indicating the following amounts per share for each share type and class:

a. Net income of the current fiscal year and of the 3 (three) preceding fiscal years

	2009	2008	2007

Net Income	139,915,526.10	92,407,639.96	47,373,483.83
Weighted Average Quantity of Shares¹
Preferred	36,681,000	39,120,832	42,817,744
Common	22,424,789	22,570,068	22,989,260
Earnings Per Share¹	2009	2008	2007

Preferred	2.37	1.50	0.72
Common	2.37	1.50	0.72

1) For comparison purposes, the average number of shares for each year, are shown replicating the effects of the reverse split and split that occurred on January 15, 2010.

b. Dividend and interest on net equity paid in the 3 (three) preceding fiscal years

Dividends	2009	2008	2007

Preferred	55,865,319.58	31,206,189.43	7,770,862.42
Common	34,134,680.42	18,793,810.57	5,642,747.59
Total Dividends	90,000,000.00	50,000,000.00	13,413,610.01
Dividends per Share (R$/ share)¹	2009	2008	2007²

Preferred	1.52	0.85	0.19
Common	1.52	0.84	0.25

1) Figures calculated based on shares outstanding on December 31 of each year

2) In 2007, the dividend distributed to common shares was higher than those distributed to the preferred shares, since dividends in 2005 and 2006 prioritized the payment of the preferred shareholders. The proportions of the common shares dividends for those years were retained as unrealized profits, being realized in 2007.

8.	Allocation of net income to legal reserve:

a. Amount allocated to legal reserve:

The total amount of the legal reserve was R$ 6.441.587,28.

b. Information on the calculation of the legal reserve:

Contax Participações S.A	Page 38 of 43

Calculation of Legal Reserve

Net Income		139,915,526.10
(-) Accumulated Losses		(11,083,780.59)
Net Income After Compensation of Accumulated Losses		128,831,745.51

Legal Reserve	(5%)	6,441,587.28

9.	Fixed or minimum dividends:

a. Information on the calculation of the fixed or minimum dividends

The preferred shares have priority in repayment in the eventual liquidation of the Company, without premium, and payment of non-cumulative dividends in the minimum of: (i) 6% p. y. on the value resulting from dividing the subscribed capital by the number of the Company's preferred shares, or (ii) 3% of the shareholder’s equity of each share, whichever is greater between the two, calculated as follows:

Calculation of Minimum Dividends	2009

Amount of the Capital Stock	223,873,116
x Preferred Shares %	62.06%
x Minimum Dividends %	6%

Minimum Dividends	8,336,002.85

Shareholders´ Equity	432,657,286
x Preferred Shares %	62.06%
x Statutory Dividends %	3%

Minimum Statutory Dividends	8,055,081.45

b. Information on whether the net incomes of the fiscal year are sufficient for the payment in full of the fixed or minimum dividends

Profit for the year exceeds the minimum required for full payment of dividends.

c. Information on whether any portion of non-paid dividend is cumulative

Contax Participações S.A	Page 39 of 43

Not applicable

d. Information on the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The proposed dividend for preferred shares exceeds the minimum dividend calculated as provided by art. 5º,§ 3º of the Company’s bylaws. The minimum amount of the dividend would be R$ 8.336.002,85.

e. Information on the amount of fixed or minimum dividend to be paid per preferred share of each class

If only minimum dividends were paid, the value per preferred share would be R$ 0.23.

10.	Mandatory dividend:

a. Information on the calculation of the mandatory dividend according to the Company´s bylaws

According to art. 29, of the Company’s bylaws, the mandatory dividend is calculated according to table:

Net Income	139,915,526.10
(-) Accumulated Losses	(11,083,780.59)
Net Income after Compensation of Accumulated Losses	128,831,745.51
(-) Constitution of Legal Reserve	(6,441,587.28)
Adjusted Net Income	122,390,158.23

Minimum Dividends (25%)	30,597,539.56

The company is proposing additional R$ 59,402,460.44 surplus as dividends, totaling R$ 90 million of proposed dividends.

b. Information on whether the mandatory dividend has been fully paid

The mandatory dividend is being paid in full, as well as the portion of the surplus dividend.

Contax Participações S.A	Page 40 of 43

c. Information on retention of any portion of the mandatory dividend

Not applicable.

11.	Retention of mandatory dividend:

a. Information on any withheld amount

Not applicable.

b. Description of Company´s financial condition, addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. Reason for withholding mandatory dividend

Not applicable.

12.	Allocation of net income to the reserve for contingencies

a. Amount allocated to the reserve for contingencies

Not applicable.

b. Identify the loss considered probable and its cause

Not applicable.

c. Reasons why the loss was considered probable

Not applicable.

d. Reasons for the creation of the reserve

Contax Participações S.A	Page 41 of 43

Not applicable.

13.	Allocation of net income to the reserve for unrealized net incomes

a. Amount allocated to the reserve for unrealized net incomes

Not applicable.

b. Nature of the unrealized net income which gave reason for the creation of the reserve

Not applicable.

14.	Allocation of net income to the statutory reserves

a. Provisions of the bylaws which authorizes the creation of the reserve

Art. 29, paragraph 2, of the Company’s bylaws establishes the allocation of remaining income, after the dividends proposition, to the statutory reserve. The purpose of this reserve is to ensure the Company’s investments interest and to strengthen working capital.

b. Amount allocated to the reserve

The amount that was allocated to the reserve is R$ 32,390,158.23

c. Calculation of the amount to be allocated to the reserve

After the proposition of the dividends, remaining balance was destined for the statutory reserve, as shown below:

Adjusted Net Income	122,390,158.23
(-)Minimum Dividends	(30,597,539.56)
(-)Exceeding Dividends	(59,402,460.44)
Net Income After Dividends Proposition	32,390,158.23

Sum allocated to the Statutory Reserve	32,390,158.23

Contax Participações S.A	Page 42 of 43

15.	Retention of profits under approved budget

a. Amount allocated to the reserve

Not applicable.

b. Copy of the approved budget

Not applicable.

16.	Allocation of net income to the reserve for tax incentives

a. Amount allocated to the reserve

Not applicable.

b. Information on the nature of the allocation

Not applicable.

Contax Participações S.A	Page 43 of 43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.